Contact

www.linkedin.com/in/fletchesketch
(LinkedIn)
FletchEsketch.com (Personal)

Top Skills

User Experience (UX)
Product Development
User Interface Design

Honors-Awards

Best Portfolio App
Webby Award Honoree

Fletcher Groeneman

Founder + CXO of Jauntboards
Pismo Beach, California, United States

Summary

Fletcher has spent his entire career designing meaningful experiences for consumers. Back in the day, he created several of the first apps to ever hit the app store, many of which contained design components we still use today.

Years later, he continues to be have a fiery passion for the product and a deep connection to the end-user.

Whether he’s working with brands (like Microsoft, Twitch, FirstData, AT&T, and Medtronic), startups, or anything in between, he’s always on the hunt for a new opportunity to shift an industry or disrupt a marketplace with designs and experiences that absolutely delight.

Even better than his award-winning designs, he’s got a foolproof process to make sure we work with your team collaboratively and efficiently. That means there won’t ever be any surprises and, in the end, you’ll have software that accomplishes all your goals - and then some.

Experience

Jauntboards
Co-Founder + CXO
January 2023 - Present (10 months)
Central Coast, CA

Jauntboards helps you document and democratize your processes to create successful, scalable, and sellable businesses.

Jumpsuit
Experience Design Director
April 2020 - Present (3 years 7 months)
Central Coast, CA

Fletcher Groeneman LLC

Creative Consultant

March 2008 - Present (15 years 8 months)

San Francisco Bay Area

Focus on crafting unforgettable experiences, on making products and platforms better, smarter and easier to use. Clients include: AT&T, T-Mobile, Chase, Bank of America, Medtronic, Mindbox, Creative Memories, Appcelerator, and loads of startups.

Vivid Consulting Group

Director of Experience

July 2016 - May 2023 (6 years 11 months)

San Luis Obispo, California Area

AdSpend

Owner

March 2013 - June 2018 (5 years 4 months)

Greeley, CO

AdSpend organizes and streamlines internal marketing for companies in a way no other software has. AdSpend is a custom solution that can be specifically tailored to any workflow. It is the biggest and most satisfying step toward making your company's marketing team efficient, transparent and scaleable.

AdSpend is organization for your Organization.

Urbanist Insider

Co Founder | CXO

January 2015 - March 2017 (2 years 3 months)

Greater Denver Area

The massive millennial generation needs a new way to find their place to live in this world that is personalized, intelligent and online Urbanist is the media platform that connects millennials with their perfect place.

Resurrection Fellowship

Creative Director

October 2010 - December 2013 (3 years 3 months)

Loveland, CO

Provide full design suites for marketing local events, managing hundreds of projects and deadlines.

InfoMedia Inc

Creative Director

May 2008 - October 2010 (2 years 6 months)

Loveland, CO

InfoMedia created educational products, online communities, tools and events to support small online businesses and entrepreneurs. My work included iPhone app designs, web design, print, motion graphic and video production.

Education

CFNI

Basic Christian Doctrine · (2004 - 2006)